May 24, 2018

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, California 90210

       Re: YayYo, Inc.
           Registration Statement on Form S-1
           Filed April 30, 2018
           File No. 333-224549

Dear Mr. El-Batrawi:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed April 30, 2018

Cover Page

1. Please disclose clearly on the cover page whether the offering is contingent upon the shares being listed on the Nasdaq Capital Market or quoted on the OTCQX. Also, please clarify the status of your Nasdaq listing application.
2. We note your disclosure that the selling securityholder will sell the shares "at market prices prevailing at the time of sale or at negotiated prices." Given that there is no existing public market for your common stock, please revise to disclose the offering price at which the selling securityholder will offer and sell the shares registered for resale.
       Refer to paragraph 16 of Securities Act, Schedule A, and Item 501(b)(3) of Regulation
 Ramy El-Batrawi
FirstName LastNameRamy El-Batrawi
YayYo, Inc.
Comapany NameYayYo, Inc.
May 24, 2018
May 24, 2018 Page 2
Page 2
FirstName LastName
          S-K. We will not object if you disclose a fixed price at which the selling securityholder will sell, and indicate that the selling securityholder will sell at that price until your shares are listed on the Nasdaq Capital Market or quoted on the OTCQX, if ever, and thereafter at prevailing market prices or privately negotiated prices.
3. Please indicate on the cover page whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Refer to SEC Release No.
         33-10332.
Market Data, page 5

4. Please move this section and the section entitled "Special Note Regarding Forward-
         Looking Statements" to a place after your risk factors section. Refer to Rule 421(d) of
         Regulation C.
Risk Factors, page 11

5. You disclose that you intend to apply to be listed on the Nasdaq Capital Market. If your application is approved, it appears you would be a "controlled company" as defined by the
         Nasdaq Capital Market, given that your CEO owns a majority of your outstanding shares of common stock. Please advise, and if applicable, provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors.
"We do not presently have effective internal controls...", page 36

6. Please expand this risk factor to explain how your internal controls are not effective. In an appropriate place in the filing, please discuss your plans for ensuring that your internal controls become effective.
Capitalization Table, page 43

7. You refer to pro forma as adjusted information that gives effect to the full exercise of
         Selling Securityholder Warrants. Please tell us whether you have formal agreements from the warrant holders of their intent to exercise such warrants. If not, tell us how you determined that the sale of such warrants is factually supportable or revise to remove this adjustment from your Capitalization table. We refer you to Article 11 of Regulation
          S-X.
Dilution, page 44

8. Please reconcile the 26,062,676 shares of common stock outstanding as of April 10, 2018 to the 25,770,551 outstanding at December 31, 2017, as adjusted for the common stock issuances noted in your subsequent events footnote. To the extent shares were issued after the most recent balance sheet date included in the filing, ensure that your subsequent events footnote adequately addresses such issuances. Refer to ASC 855-10-50-2.
 Ramy El-Batrawi
FirstName LastNameRamy El-Batrawi
YayYo, Inc.
Comapany NameYayYo, Inc.
May 24, 2018
May 24, 2018 Page 3
Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

9. Please revise to include a discussion of the factors that impacted the significant increase in revenue during fiscal 2017 and include any key performance indicators that management uses in managing the business. Similarly include a discussion of the reasons for the material changes in general and administrative and sales and marketing expense. Also, disclose what costs are included in your cost of goods sold. Refer to
Item 303(a) of
         Regulation S-K and Section III.B of SEC Release No. 33-8350. Liquidity, Capital Resources and Plan of Operations, page 49

10. You state that "if [you] are successful in raising capital through the sale of shares offered for sale in this Prospectus [you] believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months." Please explain this disclosure considering the fact that you will not receive any proceeds from this offering.
         Also, tell us how this compares to your disclosures on page 14 where you state you do not believe that your cash flow from operations and existing capital resources will be sufficient to fund your operations and commitments for the next twelve months. Further, revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources without regard to any proceeds you may expect to receive from the exercise of warrants or additional financing.
         We refer you to FRC 501.03(a) and Section IV of SEC Release No.
33-8350.
Contractual Obligations, Commitments and Contingencies, page 51

11. We note your disclosure that you entered into a series of vehicle leasing agreements with
         ACME Auto Leasing with an average lease period of one month. Disclosure on page 53 indicates, however, that the approximate lease term for vehicles leased from ACME by
         District Cars, LLC, is 36 months. Please reconcile or advise. To the extent the lease period has increased since December 31, 2017, revise to clarify. Financings and Securities Offerings, page 52

12. We note that your outstanding debt is subject to certain restrictive financial covenants. To the extent future non-compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants. Also, disclose whether you are in compliance with your outstanding restrictive and affirmative covenants. Please refer to Sections I.D and IV.C of SEC Release No. 33-8350.
 Ramy El-Batrawi
FirstName LastNameRamy El-Batrawi
YayYo, Inc.
Comapany NameYayYo, Inc.
May 24, 2018
May 24, 2018 Page 4
Page 4
FirstName LastName
Management, page 67

13. Please revise to clarify the business experience during the past five years for each director and executive officer. Refer to Item 401(e) of Regulation S-K. Principal Stockholders, page 76

14. You indicate here that Ramy El-Batrawi, your Chief Executive Officer, had 59.18%
         beneficial ownership of the company as of April 10, 2018, and your risk factor on page 20 indicates that he had beneficial ownership of 54.7% as of the date of the prospectus.
         Please revise to provide your beneficial ownership disclosure as of the most recent practicable date and ensure that this disclosure is consistent throughout the filing. Refer to
         Item 403(a) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 78

15. Your current disclosure suggests that all of the transactions discussed in this section are with related persons, but it is unclear whether that is the case. Please revise to include here only your transactions with related persons, as such term is defined in Item 404 of
         Regulation S-K. For each such transaction, please ensure that you disclose the name of the related party and the basis on which such person is related, as called for by Item
         404(a). As one example only, it is unclear from the disclosure provided whether, and if so, why, your Regulation A offering is considered a related party transaction.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-8

16. You state here that there were 11,203,400 and 10,873,400 options outstanding as of
         December 31, 2017 and 2016, respectively; however the table on page F-16 indicates that
         750,000 and 450,000 options were outstanding at these dates. Please revise or explain.
Note 6. Lease Obligations, page F-13

17. You state that the fair value of the 350,000 common shares granted to ACME in exchange for favorable terms with the Hyundai leased assets was recorded as a discount on the lease obligations, which you are amortizing to interest expense over the term of the lease.
         Please tell us your basis in accounting for these costs as a reduction to the liability rather than part of the right-of-use asset.
Exhibit Index, page 93

18.      Please explain the reference to the consent of AJ Robins in Exhibit
23.1 and the amended
         opinions in Exhibit 23.2 and 23.3 or revise to remove such references.
19. For any exhibits not filed with this registration statement, but included as exhibits to a
 Ramy El-Batrawi
YayYo, Inc.
May 24, 2018
Page 5
         prior filing, identify the prior filing by form type, Commission file number, and date of filing. In addition, you should expressly indicate that such exhibits are incorporated by reference. See Securities Act Rule 411(c) and (d).
Exhibits

20. Please file your agreements with ACME Auto Leasing, LLC, Hyundai USA, and Penske
         Automotive as exhibits to the registration statement, or advise. Refer to Item 601(b)(10)
         of Regulation S-K.
21. We note that several of your material agreement exhibits are or will be filed as "forms of"
         instead of in executed version. For agreements that have been executed, please file the fully-executed versions instead, or advise. As one example only, we refer to Exhibit
         10.13, Form of Registration Rights Agreement. If this document is the Registration
         Rights Agreement with the selling securityholder dated March 8, 2018, as disclosed on page 84 of the prospectus, please file the executed version of the agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any other questions.


FirstName LastNameRamy El-Batrawi
                                                              Division of
Corporation Finance
Comapany NameYayYo, Inc.
                                                              Office of
Information Technologies
May 24, 2018 Page 5                                           and Services
FirstName LastName